Exhibit 99.1

Starbox Secures 3-Year Contract Valued at $600,000 for Licensing its A.I. Rebates Calculation Engine System in the Philippines Market

Kuala Lumpur, Malaysia, July 19, 2023 (GLOBE NEWSWIRE) — Starbox Group Holdings Ltd. (Nasdaq: STBX) (the “Company” or “Starbox Group”), a service provider of cash rebates, digital advertising, and payment solutions, announced that its Malaysian subsidiary, Starbox Rebates Sdn. Bhd., has entered into a software licensing agreement (the “Agreement”) with MY Rebates PH Solutions Corporation (“MRP”), a Philippines-based company.

Pursuant to the Agreement, the Company has agreed to provide technology support with its unique, internally developed artificial intelligence (“A.I.”) Rebates Calculation Engine System to help MRP in its system to better target customers and improve operational efficiency.

The salient terms of the Agreement are as follows:

i)	The contract period shall be for three (3) years, commencing July 19, 2023, and ending July 18, 2026 (the “Contract Period”);
ii)	The total contract sum during the Contract Period is US$600,000.00; and
iii)	The Company will grant MRP access to its system and will help train the staff of MRP with respect to its use.

Mr. Lee Choon Wooi, Chief Executive Officer and Chairman of the Board of Directors of Starbox Group, commented, “We are delighted to have signed the Agreement with MRP, demonstrating our push into a new developing market. We believe the Philippines market offers a huge potential for Starbox Group to grow. Moving forward, we will continue developing and upgrading our technology system to meet the demand of our clients across various industries and countries, which is expected to boost our business and revenue growth in the long term.”

About Starbox Group Holdings Ltd.

Headquartered in Malaysia, Starbox Group Holdings Ltd. is a technology-driven, rapidly growing company with innovation as its focus. Starbox is building a cash rebate, digital advertising, and payment solution business ecosystem targeting micro, small, and medium enterprises that lack the bandwidth to develop an in-house data management system for effective marketing. The Company connects retail merchants with retail shoppers to facilitate transactions through cash rebates offered by retail merchants on its GETBATS website and mobile app. The Company provides digital advertising services to advertisers through its SEEBATS website and mobile app, GETBATS website and mobile app and social media. The Company also provides payment solution services to merchants. For more information, please visit the Company’s website: https://ir.starboxholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Starbox Group Holdings Ltd.

Investor Relations Department

Email: ir@starboxholdings.com

Ascent Investors Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com